Exhibit 99.1

Subsea 7 S.A. Conference Call Notification
Fourth Quarter and Full Year 2010 Results

Luxembourg – February 10, 2011 – Subsea 7 S.A. (NASDAQ-GS: SUBC; Oslo Børs: SUBC) will publish fourth quarter and full year 2010 results on February 23, 2011 at 12:00 noon UK time.

The results published will present the following:
•	Unaudited results for Q4 2010 and Audited Results for the Full Year ended, November 30, 2010, for Acergy S.A.
•	Unaudited results for Q4 2010 and Full Year ended, December 31, 2010, for Subsea 7 Inc.

A conference call will be held on Wednesday February 23, 2010 at 3:00pm UK Time.

From 12 noon UK time the following information will be available on the Subsea 7 website: www.subsea7.com/investors-press.html

•	A copy of the fourth quarter and full year 2010 results announcement
•	A copy of the presentation to be reviewed on the conference call

Conference Call Information			Replay Facility Details
Lines will open 30 minutes prior to conference call.			A replay facility will be available for the following period:

Date:	Wednesday February 23, 2010		Date:	Wednesday February 23, 2010
Time:	3.00pm UK Time		Time:	4:30pm UK Time

Conference Dial In Numbers:			Date:	Tuesday March 1, 2010
UK	:	0800 694 0257	Time:	4:30pm UK Time
USA	:	1 866 966 9439
France	:	0805 632 056	Conference Replay Dial In Number:
Norway	:	8001 9414
Germany	:	0800 101 4960	International Dial In: +44 (0) 1452 550 000

International Dial In:		+44 (0) 1452 555 566	Passcode: 41925633#

Passcode:	41925633

Alternatively a live audiocast and a playback facility will be available on the Company’s website:
www.subsea7.com/investors-press.html

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com